# SEC Schedule 13D/A (Amendment No. 6) — Beneficial ownership report by holders of more than 5% of a class

Issuer: Qorvo, Inc., CIK 0001604778
CUSIP: 74736K101
Title of class of securities: Common Stock, $0.0001 par value
Address of issuer's principal executive offices: 7628 THORNDIKE ROAD, GREENSBORO, North Carolina (NC), 27409
Date of event which requires filing of this statement: 10/05/2026
Filed by CIK 0001517137
Persons authorized to receive notices and communications: JEFFREY C. SMITH, STARBOARD VALUE LP, 777 Third Avenue, 18th Floor, New York, New York (NY), 10017, 212-845-7977; ANDREW FREEDMAN, ESQ., OLSHAN FROME WOLOSKY LLP, 1325 Avenue of the Americas, New York, New York (NY), 10019, 212-451-2300; MEAGAN REDA, ESQ., OLSHAN FROME WOLOSKY LLP, 1325 Avenue of the Americas, New York, New York (NY), 10019, 212-451-2300

## Reporting persons
- Starboard Value LP (CIK 0001517137): type of reporting person: partnership (PN); citizenship or place of organization: Delaware (DE); sole voting power 0; shared voting power 0; sole dispositive power 0; shared dispositive power 0; aggregate amount beneficially owned 0 (0% of the class)
- STARBOARD VALUE & OPPORTUNITY MASTER FUND LTD (CIK 0001373638): type of reporting person: corporation (CO); citizenship or place of organization: Cayman Islands (E9); sole voting power 0; shared voting power 0; sole dispositive power 0; shared dispositive power 0; aggregate amount beneficially owned 0 (0% of the class)
- STARBOARD VALUE & OPPORTUNITY S LLC (CIK 0001519812): type of reporting person: other (OO); citizenship or place of organization: Delaware (DE); sole voting power 0; shared voting power 0; sole dispositive power 0; shared dispositive power 0; aggregate amount beneficially owned 0 (0% of the class)
- Starboard Value & Opportunity Master Fund L LP (CIK 0001767736): type of reporting person: partnership (PN); citizenship or place of organization: Cayman Islands (E9); sole voting power 0; shared voting power 0; sole dispositive power 0; shared dispositive power 0; aggregate amount beneficially owned 0 (0% of the class)
- Starboard Value L LP (CIK 0001767773): type of reporting person: partnership (PN); citizenship or place of organization: Delaware (DE); sole voting power 0; shared voting power 0; sole dispositive power 0; shared dispositive power 0; aggregate amount beneficially owned 0 (0% of the class)
- Starboard Value R GP LLC (CIK 0001575979): type of reporting person: other (OO); citizenship or place of organization: Delaware (DE); sole voting power 0; shared voting power 0; sole dispositive power 0; shared dispositive power 0; aggregate amount beneficially owned 0 (0% of the class)
- Starboard X Master Fund Ltd (CIK 0001833016): type of reporting person: corporation (CO); citizenship or place of organization: Cayman Islands (E9); sole voting power 0; shared voting power 0; sole dispositive power 0; shared dispositive power 0; aggregate amount beneficially owned 0 (0% of the class)
- Starboard G Fund, L.P.: type of reporting person: partnership (PN); citizenship or place of organization: Delaware (DE); sole voting power 0; shared voting power 0; sole dispositive power 0; shared dispositive power 0; aggregate amount beneficially owned 0 (0% of the class)
- Starboard Value G GP, LLC: type of reporting person: other (OO); citizenship or place of organization: Delaware (DE); sole voting power 0; shared voting power 0; sole dispositive power 0; shared dispositive power 0; aggregate amount beneficially owned 0 (0% of the class)
- Starboard Value A LP (CIK 0001575998): type of reporting person: partnership (PN); citizenship or place of organization: Delaware (DE); sole voting power 0; shared voting power 0; sole dispositive power 0; shared dispositive power 0; aggregate amount beneficially owned 0 (0% of the class)
- Starboard Value A GP LLC (CIK 0001575974): type of reporting person: other (OO); citizenship or place of organization: Delaware (DE); sole voting power 0; shared voting power 0; sole dispositive power 0; shared dispositive power 0; aggregate amount beneficially owned 0 (0% of the class)
- Starboard Value GP LLC (CIK 0001517138): type of reporting person: other (OO); citizenship or place of organization: Delaware (DE); sole voting power 0; shared voting power 0; sole dispositive power 0; shared dispositive power 0; aggregate amount beneficially owned 0 (0% of the class)
- Starboard Principal Co LP (CIK 0001517139): type of reporting person: partnership (PN); citizenship or place of organization: Delaware (DE); sole voting power 0; shared voting power 0; sole dispositive power 0; shared dispositive power 0; aggregate amount beneficially owned 0 (0% of the class)
- Starboard Principal Co GP LLC (CIK 0001517140): type of reporting person: other (OO); citizenship or place of organization: Delaware (DE); sole voting power 0; shared voting power 0; sole dispositive power 0; shared dispositive power 0; aggregate amount beneficially owned 0 (0% of the class)
- Smith Jeffrey C (CIK 0001362697): type of reporting person: individual (IN); citizenship or place of organization: United States (X1); sole voting power 0; shared voting power 0; sole dispositive power 0; shared dispositive power 0; aggregate amount beneficially owned 0 (0% of the class)
- Feld Peter A (CIK 0001410600): type of reporting person: individual (IN); citizenship or place of organization: United States (X1); sole voting power 0; shared voting power 0; sole dispositive power 0; shared dispositive power 0; aggregate amount beneficially owned 0 (0% of the class)

## Item 1. Security and Issuer
Title of class of securities: Common Stock, $0.0001 par value
Name of issuer: Qorvo, Inc.
Address of issuer's principal executive offices: 7628 THORNDIKE ROAD, GREENSBORO, North Carolina (NC), 27409
Comment: The following constitutes Amendment No. 6 to the Schedule 13D filed by the undersigned ("Amendment No. 6"). This Amendment No. 6 amends the Schedule 13D as specifically set forth herein. Unless otherwise defined herein, all capitalized terms used herein shall have the meanings given to them in the Schedule 13D.

## Item 4. Purpose of Transaction
Purpose of transaction:
Item 4 is hereby amended to add the following:

As previously disclosed, on October 27, 2025, the Issuer entered into an Agreement and Plan of Merger (the "Merger Agreement") with Skyworks Solutions, Inc., a Delaware Corporation ("Skyworks"), Comet Acquisition Corp., a Delaware corporation and a wholly owned subsidiary of Skyworks ("Merger Sub I"), and Comet Acquisition II, LLC, a Delaware limited liability company and a wholly owned subsidiary of Skyworks ("Merger Sub II"). Pursuant to the Merger Agreement, on October 5, 2026, (i) Merger Sub I merged with and into the Issuer (the "First Merger"), with the Issuer surviving the First Merger as a wholly owned subsidiary of Skyworks (the "Surviving Corporation"), and (ii) immediately following the First Merger, and as the second step in a single integrated transaction with the First Merger, the Surviving Corporation merged with and into Merger Sub II (the "Second Merger," and together with the First Merger, the "Mergers"), with Merger Sub II continuing as the surviving entity in the Second Merger and a wholly owned subsidiary of Skyworks. Pursuant to the terms of the Merger Agreement, concurrently with the effective time of the First Merger (the "Effective Time"), (i) each Share held by the Reporting Persons that was outstanding immediately prior to the Effective Time was converted into the right to receive (A) 0.960 shares of common stock, par value $0.25 per share, of Skyworks ("Skyworks Common Stock"), without interest, and (B) $32.50 in cash, without interest (collectively, the "Merger Consideration") and (ii) each outstanding restricted stock unit award corresponding to Shares held by Mr. Feld was cancelled in consideration for the right to receive (x) the Merger Consideration in respect of each Share then subject thereto and (y) an amount in cash equal to all dividend equivalents accrued but unpaid with respect thereto. In addition, as a result of the Mergers and pursuant to the Merger Agreement, at the Effective Time, each member of the Issuer's Board of Directors as of immediately prior to the Effective Time resigned and ceased to be a director of the Issuer and member of any committee or subcommittee of the Issuer's Board of Directors. Accordingly, as a result of the Mergers, the Reporting Persons no longer beneficially own any Shares of the Issuer and Mr. Feld no longer serves as a director of the Issuer.

## Item 5. Interest in Securities of the Issuer
Aggregate number and percentage of the class beneficially owned:
Item 5(a) is hereby amended and restated to read as follows:

Effective October 5, 2026, as a result of the Mergers, (i) each Share owned by the Reporting Persons was converted into the right to receive (A) 0.960 shares of Skyworks Common Stock, without interest, and (B) $32.50 in cash, without interest and (ii) each outstanding restricted stock unit award corresponding to Shares held by Mr. Feld was cancelled in consideration for the right to receive (x) the Merger Consideration in respect of each Share then subject thereto and (y) an amount in cash equal to all dividend equivalents accrued but unpaid with respect thereto, pursuant to the Merger Agreement. Accordingly, the Reporting Persons no longer beneficially own any Shares of the Issuer.
Number of shares as to which each person has sole or shared power to vote or dispose:
Item 5(b) is hereby amended and restated to read as follows:

As set forth in Items 4 and 5(a) above, the Reporting Persons no longer beneficially own any Shares of the Issuer.
Transactions in the class effected during the past sixty days:
Item 5(c) is hereby amended and restated to read as follows:

Other than Mr. Feld's award of 2,327 Shares granted to him in his former capacity as a director of the Issuer on August 12, 2026, the Reporting Persons have not transacted in the securities of the Issuer during the past sixty days.
Date on which the reporting person ceased to be the beneficial owner of more than five percent of the class:
Item 5(e) is hereby amended to add the following:

As of October 5, 2026, the Reporting Persons ceased to beneficially own more than 5% of the outstanding Shares of the Issuer.

## Signatures
- Starboard Value LP: /s/ Lorelei Martin, Lorelei Martin, Authorized Signatory of Starboard Value GP LLC, its general partner (10/06/2026)
- STARBOARD VALUE & OPPORTUNITY MASTER FUND LTD: /s/ Lorelei Martin, Lorelei Martin, Authorized Signatory of Starboard Value LP, its investment manager (10/06/2026)
- STARBOARD VALUE & OPPORTUNITY S LLC: /s/ Lorelei Martin, Lorelei Martin, Authorized Signatory of Starboard Value LP, its manager (10/06/2026)
- Starboard Value & Opportunity Master Fund L LP: /s/ Lorelei Martin, Lorelei Martin, Authorized Signatory of Starboard Value L LP, its general partner (10/06/2026)
- Starboard Value L LP: /s/ Lorelei Martin, Lorelei Martin, Authorized Signatory of Starboard Value R GP LLC, its general partner (10/06/2026)
- Starboard Value R GP LLC: /s/ Lorelei Martin, Lorelei Martin, Authorized Signatory (10/06/2026)
- Starboard X Master Fund Ltd: /s/ Lorelei Martin, Lorelei Martin, Authorized Signatory of Starboard Value LP, its investment manager (10/06/2026)
- Starboard G Fund, L.P.: /s/ Lorelei Martin, Lorelei Martin, Authorized Signatory for Starboard Value G GP, LLC, its general partner (10/06/2026)
- Starboard Value G GP, LLC: /s/ Lorelei Martin, Lorelei Martin, Authorized Signatory for Starboard Value A LP, its general partner (10/06/2026)
- Starboard Value A LP: /s/ Lorelei Martin, Lorelei Martin, Authorized Signatory for Starboard Value A GP LLC, its general partner (10/06/2026)
- Starboard Value A GP LLC: /s/ Lorelei Martin, Lorelei Martin, Authorized Signatory (10/06/2026)
- Starboard Value GP LLC: /s/ Lorelei Martin, Lorelei Martin, Authorized Signatory of Starboard Principal Co LP, its member (10/06/2026)
- Starboard Principal Co LP: /s/ Lorelei Martin, Lorelei Martin, Authorized Signatory of Starboard Principal Co GP LLC, its general partner (10/06/2026)
- Starboard Principal Co GP LLC: /s/ Lorelei Martin, Lorelei Martin, Authorized Signatory (10/06/2026)
- Smith Jeffrey C: /s/ Lorelei Martin, Lorelei Martin, Attorney-in-Fact for Jeffrey C. Smith (10/06/2026)
- Feld Peter A: /s/ Lorelei Martin, Lorelei Martin, Attorney-in-Fact for Peter A. Feld (10/06/2026)